FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2005

HOLMES FINANCING (No 3) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	396,910	29,988,972
Replenishment	19,070	1,699,719
Repurchased	(7,258)	(640,794)
Redemptions	(11,318)	(1,091,695)
Losses	(27)	(221)
Capitalised Interest	0	3,828	( * see below )
Other Movements	0	0
Carried Forward	397,377	29,959,809

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,109,354	86,691,977
Repurchased	(344,419)	(25,619,033)
Redemptions	(481,942)	(37,640,051)
Losses	(807)	(1,514)
Capitalised Interest	0	129,216	( * see above )
Other Movements	0	0
Carried Forward	397,377	29,959,809

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	5.78%	51.04%	( including
3 Month	15.51%	49.05%	redemptions and
12 Month	45.32%	45.32%	repurchases )

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	36.22	months
Weighted Average Loan size	£75,393.92
Weighted Average LTV	67.31%	*** (see below)
Weighted Average Indexed LTV	53.64%	using Halifax House Price Index
Weighted Average Indexed LTV	52.73%	using Nationwide House Price Index
Weighted Average Remaining Term	17.98	Years

Product Type Analysis	£000's	%
Variable Rate	9,680,014	32.31%
Fixed Rate	5,794,227	19.34%
Tracker Rate	14,485,568	48.35%
	29,959,809	100.00%

As at 08 December 2005 approximately 11.31% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	5,207,015	17.38%
Interest Only	5,545,561	18.51%
Repayment	19,207,234	64.11%
	29,959,809	100.00%

As at 08 December 2005 approximately 15.85% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,481,183	71.70%
Remortgage	8,478,626	28.30%
	29,959,809	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,432	1,161,236	3.88%
East Midlands	21,642	1,425,897	4.76%
Greater London	68,026	6,569,839	21.93%
North	17,150	951,882	3.18%
North West	44,921	2,724,357	9.09%
Scotland	26,079	1,482,028	4.95%
South East	102,159	9,082,041	30.31%
South West	31,122	2,340,566	7.81%
Wales	18,454	1,069,158	3.57%
West Midlands	26,505	1,719,416	5.74%
Yorkshire and Humberside	24,516	1,415,282	4.72%
Unknown	371	18,107	0.06%
Total	397,377	29,959,809	100.00%

Note: Due to the mis-statement of balances in the geographical analysis in the report for the period 11th October 2005 to 8th November 2005 the correct table is reproduced at the end of this report.

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	20,885	880,037	2.94%
25.01 - 50.00	90,435	5,554,201	18.54%
50.01 - 75.00	151,476	12,534,998	41.84%
75.01 - 80.00	19,183	1,673,932	5.59%
80.01 - 85.00	23,510	2,149,058	7.17%
85.01 - 90.00	41,052	3,831,466	12.79%
90.01 - 95.00	50,836	3,336,117	11.14%
Total	397,377	29,959,809	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	386,904	29,113,302	(3,269)	97.21%
1.00 - 1.99 months	5,527	466,580	3,811	1.56%
2.00 - 2.99 months	2,089	154,321	2,392	0.52%
3.00 - 3.99 months	1,076	78,859	1,765	0.26%
4.00 - 4.99 months	510	39,459	1,126	0.13%
5.00 - 5.99 months	325	24,495	833	0.08%
6.00 -11.99 months	664	52,669	2,623	0.18%
12 months and over	76	5,830	591	0.02%
Properties in Possession	206	13,063	1,359	0.04%
Total	397,377	29,948,578	11,231	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	10,915,345	19,073,627
Replenishment of Assets	0	1,699,719
Acquisition by Funding	3,796,807	(3,796,807)
Distribution of Principal Receipts	0	(1,732,489)
Allocation of Losses	(81)	(140)
Share of Capitalised Interest	1,394	2,434
Payment Re Capitalised Interest	(1,394)	1,394
Balance Carried Forward	14,712,071	15,247,738

Carried Forward Percentage	49.10603%	50.89397%

Minimum Seller Share	1,441,887	4.81%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	928,254
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	928,254

Target Balance	928,254	payable on 17th January 2006

	928,254

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *
Quarter to 15/10/05	0.4882%
Quarter to 15/07/05	0.2536%
Quarter to 15/04/05	0.2725%
Quarter to 15/01/05	0.3015%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 17/10/2005	£338,000,000.00	£0.00	£70,000,000.00
Required Amount as at 17/10/2005	£338,000,000.00	£0.00	£70,000,000.00
Percentage of Notes	2.16%	0.00%	0.45%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	194	14,421
Repossessed in Period	39	5,933
Sold in Period	(27)	(5,137)
Carried Forward	206	15,217

	Cumulative
	Number	£000's
Repossessed to date	1,013	95,943
Sold to date	(807)	(80,726)
Carried Forward	206	15,217

Repossession Sales Information
Average time Possession to Sale	93	Days
Average arrears at time of Sale	£4,262

MIG Claim Status
	Number	£000's
MIG Claims made	199	1,396
MIG Claims outstanding	0	0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Re-statement of Geographical Analysis for Period 11th October 2005 to 8th November 2005

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,410	1,160,071	3.87%
East Midlands	21,730	1,434,495	4.78%
Greater London	67,586	6,541,652	21.81%
North	17,096	950,783	3.17%
North West	44,852	2,726,697	9.09%
Scotland	26,165	1,489,834	4.97%
South East	102,065	9,105,176	30.36%
South West	31,229	2,356,479	7.86%
Wales	18,485	1,070,223	3.57%
West Midlands	26,450	1,714,686	5.72%
Yorkshire and Humberside	24,463	1,418,540	4.73%
Unknown	379	20,338	0.07%
Total	396,910	29,988,972	100.00%

Changes implemented on closing of Holmes Financing No.9 PLC
On the closing of Holmes Financing No 9 plc on 8th December, the following changes were made:
a) First Reserve Fund Required Amount was reduced to £264,000,000
b) Funding Reserve Fund Required Amount was reduced to £Nil

c) In accordance with the transaction documents all amounts in excess of the new First Reserve Fund Required

Amount and Funding Reserve Fund Required Amount were paid to the Seller as deferred consideration

d) Notices for the cancellation of all liquidity facilities, no longer required by the Rating Agencies, were issued

e) Previously proposed changes to the Bank Account trigger events were implemented, whereby the minimum required Fitch short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+ and in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade.

f) The Minimum Seller Share has been increased to mitigate the set-off risks of certain new "cash back" loans

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.58000%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.18500%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.58000%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.58000%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.58000%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.58000%	1.75%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£375,000,000	4.58000%	0.24%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.58000%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.58000%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.18500%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.18500%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.18500%	1.60%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.18500%	0.24%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.18500%	0.40%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.18500%	1.50%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.18500%	0.40%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.18500%	1.45%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.58000%	0.23%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	4.15000%	0.23%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	4.15000%	0.44%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	4.15000%	1.30%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.58000%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.58000%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.58000%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.18500%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.18500%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.18500%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.18500%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.18500%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	4.15000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	4.15000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	4.15000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.58000%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.58000%	0.52%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.58000%	1.55%
Series 2 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$1,250,000,000	4.15000%	0.15%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	4.15000%	0.35%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	4.15000%	0.80%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	4.15000%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.58000%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.58000%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.18500%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.58000%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.18500%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.18500%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	4.15000%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	4.15000%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	4.15000%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.18500%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.18500%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.18500%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.58000%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	4.15000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.58000%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.58000%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	4.53599%	-0.03%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	4.53599%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	2.50100%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.64000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.64000%	0.09%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
02Q3	-	703	-	-	352	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-
03Q4	-	176	-	191	-	481	-	-	-
04Q1	-	176	-	191	-	-	241	-	-
04Q2	-	176	-	191	-	-	241	-	-
04Q3	-	176	-	191	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
05Q4	-	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-
06Q2	-	125	-	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018
07Q2	-	-	-	-	-	634	161	-	-
07Q3	575	-	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-	-
08Q1	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-
08Q3	-	-	-	-	-	-	-	221	1,272
08Q4	-	-	-	-	-	-	-	221	-
09Q1	-	-	-	-	-	-	-	1,171	-
09Q2	-	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453
10Q2	-	-	-	-	-	-	-	-	453
10Q3	250	-	-	-	-	-	-	-	600
10Q4	-	-	-	-	-	-	-	-	-

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2005 to 08 December 2005

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 22nd December 2005	By / s / Jason Wright
(Authorised Signatory)